SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 19, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 19, 2020.

Autonomous City of Buenos Aires, February 19th 2020

To

BYMA

Re.: Sect. 62 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 62 of the rules in force, we hereby provide the following information regarding the financial statement as of December 31st 2019:

Figures in thousand AR$

(i) Income for the year – Profit	40,800,410
Attributable to company’s shareholders – Profit	40,799,776
Attributable to non-controlling interests	634
(ii) Other comprehensive income - Profit	763,260
(iii) Total income for the period - Profit	41,563,670
Attributable to company’s shareholders – Profit	41,563,047
Attributable to non-controlling interests	623

(iv) Net Shareholders’ Equity	89,807,393
Capital stock	639,413
Stock issuance premium	12,429,781
Adjustments to Shareholders’ Equity	4,511
Other comprehensive income	1,306,357
Legal Reserve	10,018,535
Optional Reserve	24,818,601
Retained Earnings – Profit	40,588,849
Attributable to non-controlling interests	1,346

Proposals regarding the distribution of cash dividends and/or dividends in kind, capitalization of profits, capital monetary adjustments and other aspects and the creation of reserve funds:

The Board of Directors has decided to postpone said proposals till the meeting where the Annual Report Fiscal Year ended December 31st 2019 is considered.

Below please find information on the percentage of capital stock and voting rights of Banco Macro S.A.:

Shareholder Name	Percentage of capital stock	Percentage of voting rights
Other shareholders (Foreign Stock Exchange)	30,25%	28,27%
ANSES-F.G.S. Law Nº 26.425	28,80%	26,90%
Delfín Jorge Ezequiel Carballo	17,47%	19,19%
Jorge Horacio Brito	17,37%	19,37%
Other shareholders (Local Stock Exchange)	6,11%	6,27%

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 19, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer